

Media Contact:
Mike Barone
713-275-8243
mbarone@greenbank.com

Investor Relations:
713-275-8220
investors@greenbank.com

PRESS RELEASE
FOR IMMEDIATE RELEASE

Green Bancorp, Inc. Reports Fourth Quarter and Full Year 2017 Financial Results

2017 Fourth Quarter Significant Items (GAAP)

- **Fourth quarter 2017 net income totaled $2.6 million, or $0.07 per diluted common share**
- **Fourth quarter 2017 results were negatively impacted by the following:**
  - **$5.8 million in tax expense, or $0.16 per diluted common share, for the deferred tax asset write-off resulting from the 2017 Tax Cuts and Jobs Act**
  - **$3.1 million in salaries and employee benefits expense, or $2.0 million net of the related tax benefit, which represents $0.05 per diluted common share, for the accelerated vesting of certain performance options**
  - **$3.2 million in provision for loan losses and $1.1 million in loss on held for sale loans related to the last two E&P relationships in the portfolio impacted EPS by $0.07 per diluted common share (net of tax)**
- **Total loans increased $108.2 million, 14.0% annualized from Q3 2017**
- **Nonperforming assets decreased $21.0 million to $71.6 million**
- **Energy portfolio declined $33.3 million to $53.0 million; energy production loans represent only 0.63% and oil field services loans only 1.03% of total loans**
- **Noninterest-bearing deposits increased $118.9 million during Q4 2017 and now comprise 23.6% of total deposits**

2017 Fourth Quarter Significant Items (Non-GAAP)

- **Pre-tax, pre-provision operating return on average assets (annualized) was 2.01% for Q4 2017, representing the 3rd consecutive quarter over 2.00%**

Houston, TX – January 25, 2018 – Green Bancorp, Inc. (NASDAQ: GNBC), the bank holding company ("Green Bancorp" or the "Company") that operates Green Bank, N.A. ("Green Bank"), today announced results for its fourth quarter and twelve months ended December 31, 2017. The Company reported net income for the quarter of $2.6 million, or $0.07 per diluted common share.

Manny Mehos, Chairman and Chief Executive Officer of Green Bancorp, said, "We finished the year with great momentum, highlighted by double digit loan growth and strong improvement in the Bank's credit quality as non-performing assets were reduced by 23% in the fourth quarter. Looking to 2018, we are well positioned for a return to sustained growth, as we strive to deliver consistent organic growth combined with attractive acquisition opportunities as we continue to build the franchise value of the Bank and deliver value to shareholders."

Geoff Greenwade, President of Green Bancorp and Chief Executive Officer of Green Bank, commented, "I am pleased with our results this quarter, as we delivered 14% annualized total loan growth and grew noninterest-bearing deposits by $119 million. Growing core deposits has been a key focus for the Bank and noninterest-bearing deposits now comprise approximately 24% of our deposit base. Importantly, our core markets of Houston, Dallas-Fort Worth and Austin remain robust and we are confident in our outlook for 7-9% loan growth for the 2018 fiscal year."

Results of Operations - *Quarter Ended December 31, 2017 compared with Quarter Ended September 30, 2017*

Net income for the quarter ended December 31, 2017 was $2.6 million, a decrease of $8.8 million, or 77.0%, compared with $11.4 million for the quarter ended September 30, 2017. Net income per diluted common share was $0.07 for the quarter ended December 31, 2017, compared with $0.31 for the quarter ended September 30, 2017. Net income for the quarter was reduced by income tax expense of $5.8 million due to the deferred tax write-off resulting from the 2017 Tax Cuts and Jobs Act. The deferred tax write-off reduced the carrying value of the net deferred tax asset from 35% to 21%, the new tax rate effective for the Company as of January 1, 2018. Net income was also reduced by $3.1 million in stock-based compensation expense for the accelerated vesting of certain performance options, or $2.0 million net of the related tax benefit. Returns on average assets and average common equity, each on an annualized basis, for the three months ended December 31, 2017 were 0.25% and 2.23%, respectively. Green Bancorp's efficiency ratio, which represents noninterest expense divided by the sum of net interest income and noninterest income, was 57.87% for the three months ended December 31, 2017. The Company recorded a provision for loan losses of $4.4 million, primarily related to specific reserves, including $3.2 million related to energy loans. In addition, the Company recorded a $1.1 million loss on energy loans held for sale.

Net interest income before provision for loan losses for the quarter ended December 31, 2017 increased $541 thousand, or 1.5%, to $36.8 million, compared with $36.3 million for the quarter ended September 30, 2017. The increase in net interest income was comprised of a $689 thousand, or 1.5%, increase in interest income, offset by a $148 thousand, or 1.8%, increase in interest expense. Net interest margin for the quarter ended December 31, 2017 was 3.64%, compared with 3.65% for the quarter ended September 30, 2017.

Noninterest income for the quarter ended December 31, 2017 was $3.9 million, an increase of $538 thousand, or 15.9%, from $3.4 million for the quarter ended September 30, 2017. The increase was primarily due to a $346 thousand increase in gain on sale of guaranteed portion of loans, a $332 thousand decrease in net loss on sale of available for sale securities, and a $196 thousand decrease in net loss on held for sale loans, offset by decreases of $167 thousand in loan fees and a $92 thousand decrease in customer service fees.

Noninterest expense for the quarter ended December 31, 2017 was $23.6 million, an increase of $3.5 million, or 17.5%, from $20.1 million for the quarter ended September 30, 2017. The increase was primarily due to a $2.5 million increase in salaries and employee benefits, a $361 thousand increase in loan related expenses, a $281 thousand favorable change in the reserve for unfunded commitments and small changes in other expense categories. The $2.5 million increase in salaries and employee benefits includes $3.1 million in stock-based compensation expense for the accelerated vesting of certain performance options, which was offset by a decrease in stock-based compensation expense related to stock appreciation rights.

Total loans, which includes loans held for investment and loans held for sale, at December 31, 2017 were $3.2 billion, an increase of $108.2 million, or 3.5%, when compared with September 30, 2017. The increase is primarily due to a $137.6 million increase in commercial and industrial loans, offset by a $28.9 million reduction in construction and land loans. Energy loans of $14.4 million were transferred from loans held for sale to loan held for investment during December 2017. At December 31, 2017, energy loans totaled $53.0 million, or 1.7% of total loans. SBA loans comprise the balance of loans held for sale at December 31, 2017.

Deposits at December 31, 2017 were $3.4 billion, a decrease of $11.1 million, or 0.3%, compared with September 30, 2017. The net decrease is comprised of decreases of $78.1 million, or 5.8%, in time deposits and $51.9 million, or 3.8%, in interest-bearing transaction and savings deposits, offset by an increase of $118.9 million, or 17.4%, in noninterest-bearing deposits. Noninterest-bearing deposits totaled 23.6% of total deposits at December 31, 2017. Average deposits increased $50.6 million, or 1.5%, for the quarter ended December 31, 2017, compared with the prior quarter.

Asset Quality - *Quarter Ended December 31, 2017 compared with Quarter Ended September 30, 2017*

Nonperforming assets totaled $71.6 million, or 1.68% of period end total assets, at December 31, 2017, a decrease of $21.0 million, compared with $92.6 million, or 2.23% of period end total assets, at September 30, 2017. Accruing loans classified as troubled debt restructures and included in the nonperforming asset totals were $13.1 million at December 31, 2017, compared with $18.3 million at September 30, 2017. Real estate acquired through foreclosure totaled $802 thousand at December 31, 2017.

The allowance for loan losses was 0.98% of total loans held for investment at December 31, 2017, compared with 1.09% of total loans held for investment at September 30, 2017. At December 31, 2017, the Company's allowance for loan losses to total loans held for investment, excluding acquired loans that are accounted for under ASC 310-20 and ASC 310-30 and their related allowance, was 1.12%. Further, the allowance for loan losses plus acquired loan net discount to total loans held for investment adjusted for acquired loan net discount was 1.11% as of December 31, 2017.

The Company recorded a provision for loan losses of $4.4 million for the quarter ended December 31, 2017 up from the $2.3 million provision for loan losses recorded for the quarter ended September 30, 2017. The fourth quarter of 2017 provision of $4.4 million was primarily related to specific reserves, including $3.2 million related to energy loans. Uncertainty related to loans in the counties affected by Hurricane Harvey has significantly diminished as we continue to monitor the loans initially identified as having some level of impact.

Net charge-offs were $6.7 million, or 0.22% of average loans, for the quarter ended December 31, 2017, compared with net charge-offs of $811 thousand, or 0.03% of average loans, for the quarter ended September 30, 2017. Net charge-offs included partial charge-offs of $6.2 million in energy production loans.

Results of Operations – *Twelve Months Ended December 31, 2017 compared with Twelve Months Ended December 31, 2016*

Net income for the twelve months ended December 31, 2017 was $34.1 million, compared with net loss of $972 thousand for the twelve months ended December 31, 2016. Net income per diluted common share was $0.92 for the twelve months ended December 31, 2017, compared with net loss per diluted common share of $(0.03) for the twelve months ended December 31, 2016. The Company recorded a provision for loan losses of $14.4 million, which included $10.5 million in reserves on the energy portfolio. The provision for loan losses was $64.7 million for the same period in 2016, which included $50.7 million related to the energy portfolio. Net charge-offs were $9.5 million for the twelve months ended December 31, 2017, compared with net charge-offs of $71.3 million for the twelve months ended December 31, 2016, which included $68.0 million of energy loans.

Net interest income before provision for loan losses for the twelve months ended December 31, 2017 was $141.0 million, an increase of $7.4 million, or 5.6%, compared with $133.6 million during the twelve months ended December 31, 2016. The increase in net interest income was comprised of a $16.7 million, or 10.7%, increase in interest income, offset by a $9.3 million, or 42.4%, increase in interest expense. The increase in interest income was primarily due to a $11.1 million increase in securities, driven by a $383.3 million, or 133.9%, increase in the average balance and a 81 basis point increase in rate, and a $4.8 million increase in loans due to a 27 basis point increase in rate on an average balance that decreased by $72.6 million. The increase in interest expense was comprised of increases of $3.1 million in subordinated debentures due to the issuance in December 2016, $3.5 million in interest-bearing demand and savings deposits, due to a $169.3 million increase in the average balance and a 20 basis point increase in the average rate, and $1.4 million in time deposits due to a 16 basis point increase in rate on an average balance that decreased by $72.7 million, and $1.3 million in other borrowed funds, due to a $25.0 million increase in balance and a 54 basis point increase in rate. Net interest margin for the twelve months ended December 31, 2017 was 3.60%, compared with 3.65% for the twelve months ended December 31, 2016.

Noninterest income for the twelve months ended December 31, 2017 was $18.5 million, an increase of $4.3 million, or 30.4%, compared with $14.2 million for the twelve months ended December 31, 2016. This increase was primarily due to a $3.0 million increase in customer service fees, a $2.4 million increase in gain on sale of guaranteed portion of loans and a $541 thousand increase in loan fees, offset by a $904 thousand increase in net loss on loans held for sale and a $708 thousand decrease in derivative income.

Noninterest expense for the twelve months ended December 31, 2017 was $84.1 million, a decrease of $399 thousand, or 0.5%, compared with $84.5 million for the twelve months ended December 31, 2016. The decrease is primarily due to decreases of $2.5 million in expense for real estate acquired by foreclosure, $2.0 million in loan related expenses and a $1.6 million favorable change in the reserve for unfunded commitments and smaller decreases in other expense categories, offset by a $5.4 million increase in salaries and employee benefits. The increase in salaries and employee benefits includes $3.1 million in stock-based compensation expense for the accelerated vesting of certain performance options recorded in the fourth quarter.

Total loans, which includes loans held for investment and loans held for sale, at December 31, 2017 were $3.2 billion, an increase of $75.4 million, or 2.4%, compared with $3.1 billion at December 31, 2016. Average total loans decreased $72.6 million, or 2.3%, to $3.1 billion for the twelve months ended December 31, 2017, compared with $3.1 billion for the same period in 2016. New loan production during the year was offset by the resolution of $42.5 million in energy loans in addition to the resolution of other nonperforming loans and reductions in commercial real estate.

Deposits at December 31, 2017 were $3.4 billion, an increase of $22.4 million, or 0.7%, compared with December 31, 2016, primarily due to continued opportunities for our portfolio bankers to generate deposit growth within our target markets. Noninterest-bearing demand deposits increased $153.1 million, or 23.6%, during the twelve months ended December 31, 2017, which more than offset decreases of $103.1 million in time deposits and $27.6 million in interest-bearing transaction and savings deposits. Average deposits increased $176.0 million, or 5.5%, to $3.4 billion for the twelve months ended December 31, 2017, compared with the same period of 2016. Average noninterest-bearing deposits for the twelve months ended December 31, 2017 were $690.8 million, an increase of $79.4 million, or 13.0%, compared with the same period in 2016.

Non-GAAP Financial Measures

Green Bancorp's management uses certain non-GAAP (generally accepted accounting principles) financial measures to evaluate its performance. Specifically, Green Bancorp reviews tangible book value per common share, the tangible common equity to tangible assets ratio, the return on average tangible common equity ratio, allowance for loan losses less allowance for loan losses on acquired loans to total loans held for investment excluding acquired loans, allowance for loan losses plus acquired loans net discount to total loans held for investment adjusted for acquired loan net discount, and pre-tax, pre-provision operating return on average assets. Green Bancorp has included in this Earnings Release information related to these non-GAAP financial measures for the applicable periods presented. Please refer to the "Notes to Financial Highlights" at the end of this Earnings Release for a reconciliation of these non-GAAP financial measures.

Conference Call

As previously announced, Green Bancorp will hold a conference call today, January 25, 2018, to discuss its fourth quarter and full year 2017 results at 5:00 p.m. (Eastern Time). The conference call can be accessed live over the phone by dialing 1-877-407-0789, or for international callers, 1-201-689-8562 and requesting to be joined to the Green Bancorp Fourth Quarter and the Full Year 2017 Earnings Conference Call. A replay will be available starting at 8:00 p.m. (Eastern Time) on January 25, 2018 and can be accessed by dialing 1-844-512-2921, or for international callers, 1-412-317-6671. The passcode for the replay is 13675213. The replay will be available until 11:59 p.m. (Eastern Time) on February 1, 2018.

Interested investors and other parties may also listen to a simultaneous webcast of the conference call by logging onto the investor relations section of the Company's website at investors.greenbank.com. The online replay will remain available for a limited time beginning immediately following the call.

To learn more about Green Bancorp, please visit the Company's website at www.greenbank.com. Green Bancorp uses its website as a channel of distribution for material Company information. Financial and other material information regarding Green Bancorp is routinely posted on the Company's website and is readily accessible.

About Green Bancorp, Inc.

Headquartered in Houston, Texas, Green Bancorp is a bank holding company that operates Green Bank in the Houston and Dallas metropolitan areas and Austin, Louisville and Honey Grove. Commercial-focused, Green Bank is a nationally chartered bank regulated by the Office of the Comptroller of the Currency, a division of the Department of the Treasury of the United States.

Forward Looking Statement

The information presented herein and in other documents filed with or furnished to the Securities and Exchange Commission (the "SEC"), in press releases or other public shareholder communications, or in oral statements made with the approval of an authorized executive officer contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Green Bancorp's expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as "believe," "expect," "anticipate," "intend," "target," "estimate," "continue," "positions," "prospects" or "potential," by future conditional verbs such as "will," "would," "should," "could" or "may", or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.

You are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date such statements are made. These statements may relate to future financial performance, strategic plans or objectives, revenues or earnings projections, or other financial information. By their nature, these statements are subject to numerous uncertainties that could cause actual results to differ materially from those anticipated in the statements.

Statements about the expected timing, completion and effects of the proposed transactions and all other statements in this release other than historical facts constitute forward-looking statements.

In addition to factors previously disclosed in Green Bancorp's reports filed with the SEC and those identified elsewhere in this communication, the following factors among others, could cause actual results to differ materially from forward-looking statements: changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016
	(Dollars in thousands)				
Period End Balance Sheet Data:					
Cash and cash equivalents	$ 140,681	$ 179,463	$ 134,995	$ 255,581	$ 389,007
Securities	718,814	707,989	718,750	589,468	310,124
Other investments	27,283	22,443	26,002	19,057	18,649
Loans held for sale	7,156	17,673	18,030	17,350	23,989
Loans held for investment	3,190,485	3,071,761	3,123,355	3,012,275	3,098,220
Total Loans	3,197,641	3,089,434	3,141,385	3,029,625	3,122,209
Allowance for loan losses	(31,220)	(33,480)	(31,991)	(31,936)	(26,364)
Goodwill	85,291	85,291	85,291	85,291	85,291
Core deposit intangibles, net	8,503	8,835	9,215	9,595	9,975
Real estate acquired through foreclosure	802	802	921	1,356	5,220
Premises and equipment, net	24,002	29,733	30,108	30,604	25,674
Other assets	90,119	70,415	71,021	83,359	85,037
Total assets	$ 4,261,916	$ 4,160,925	$ 4,185,697	$ 4,072,000	$ 4,024,822
Noninterest-bearing deposits	$ 803,210	$ 684,329	$ 683,656	$ 705,480	$ 650,064
Interest-bearing transaction and savings deposits	1,331,601	1,383,514	1,324,307	1,404,988	1,359,187
Certificates and other time deposits	1,262,332	1,340,410	1,352,459	1,305,670	1,365,449
Total deposits	3,397,143	3,408,253	3,360,422	3,416,138	3,374,700
Securities sold under agreements to repurchase	5,173	5,867	5,221	4,316	3,493
Other borrowed funds	325,000	215,000	305,000	150,000	150,000
Subordinated debentures and subordinated notes	47,737	47,596	47,454	47,304	47,492
Other liabilities	23,068	21,898	15,859	16,954	18,655
Total liabilities	3,798,121	3,698,614	3,733,956	3,634,712	3,594,340
Shareholders' equity	463,795	462,311	451,741	437,288	430,482
Total liabilities and equity	$ 4,261,916	$ 4,160,925	$ 4,185,697	$ 4,072,000	$ 4,024,822

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

	For the Quarter Ended					For the Twelve Months Ended	
	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Dec 31, 2017	Dec 31, 2016
	(Dollars in thousands)						
Income Statement Data:							
Interest income:							
Loans, including fees	$ 39,870	$ 39,549	$ 38,476	$ 36,371	$ 36,469	$ 154,266	$ 149,422
Securities	4,446	4,337	3,928	2,583	1,151	15,294	4,209
Other investments	241	221	197	188	184	847	761
Deposits in financial institutions and fed funds sold	671	432	331	409	522	1,843	1,152
Total interest income	45,228	44,539	42,932	39,551	38,326	172,250	155,544
Interest expense:							
Transaction and savings deposits	2,588	2,502	2,230	1,978	1,750	9,298	5,749
Certificates and other time deposits	4,017	4,042	3,786	3,607	3,766	15,452	14,022
Subordinated debentures and subordinated notes	1,065	1,059	1,051	1,041	456	4,216	1,182
Other borrowed funds	738	657	560	282	170	2,237	963
Total interest expense	8,408	8,260	7,627	6,908	6,142	31,203	21,916
Net interest income	36,820	36,279	35,305	32,643	32,184	141,047	133,628
Provision for loan losses	4,405	2,300	1,510	6,145	9,500	14,360	64,700
Net interest income after provision for loan losses	32,415	33,979	33,795	26,498	22,684	126,687	68,928
Noninterest income:							
Customer service fees	2,273	2,365	2,199	2,266	1,755	9,103	6,129
Loan fees	704	871	1,106	834	750	3,515	2,974
(Loss) gain on sale of available-for-sale securities, net	—	(332)	294	—	—	(38)	—
(Loss) gain on held for sale loans, net	(1,098)	(1,294)	222	(138)	(1,445)	(2,308)	(1,404)
Gain on sale of guaranteed portion of loans, net	1,648	1,302	878	1,927	379	5,755	3,343
Other	401	478	1,000	606	729	2,485	3,154
Total noninterest income	3,928	3,390	5,699	5,495	2,168	18,512	14,196
Noninterest expense:							
Salaries and employee benefits	14,996	12,487	12,653	12,406	11,804	52,542	47,169
Occupancy	2,069	2,080	2,048	1,997	2,060	8,194	8,319
Professional and regulatory fees	2,241	2,331	1,899	2,397	2,421	8,868	8,958
Data processing	981	924	995	908	1,023	3,808	3,859
Software license and maintenance	636	464	438	489	571	2,027	2,155
Marketing	259	154	163	199	232	775	1,114
Loan related	632	271	301	600	1,464	1,804	3,795
Real estate acquired by foreclosure, net	30	159	223	292	382	704	3,168
Other	1,738	1,197	891	1,551	996	5,377	5,961
Total noninterest expense	23,582	20,067	19,611	20,839	20,953	84,099	84,498
Income (loss) before income taxes	12,761	17,302	19,883	11,154	3,899	61,100	(1,374)
Provision (benefit) for income taxes	10,142	5,895	6,985	3,942	1,355	26,964	(402)
Net income (loss)	$ 2,619	$ 11,407	$ 12,898	$ 7,212	$ 2,544	$ 34,136	$ (972)

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

	For the Quarter Ended					For the Twelve Months Ended	
	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Dec 31, 2017	Dec 31, 2016
	(Dollars in thousands)						
Per Share Data (Common Stock):							
Basic earnings (loss) per common share	$ 0.07	$ 0.31	$ 0.35	$ 0.19	$ 0.07	$ 0.92	$ (0.03)
Diluted earnings (loss) per share	0.07	0.31	0.35	0.19	0.07	0.92	(0.03)
Book value per common share	12.50	12.46	12.20	11.81	11.64	12.50	11.64
Tangible book value per common share [1]	9.97	9.93	9.65	9.25	9.06	9.97	9.06
Common Stock Data:							
Shares outstanding at period end	37,103	37,096	37,035	37,015	36,988	37,103	36,988
Weighted average basic shares outstanding for the period	37,103	37,056	37,023	36,990	36,731	37,043	36,677
Weighted average diluted shares outstanding for the period	37,393	37,332	37,264	37,238	36,937	37,297	36,677
Selected Performance Metrics:							
Return on average assets [2]	0.25%	1.10%	1.26%	0.73%	0.25%	0.83%	(0.03)%
Pre-tax, pre-provision operating return on average assets [1][2]	2.01	2.04	2.09	1.76	1.49	1.97	1.68
Return on average equity [2]	2.23	9.90	11.62	6.71	2.37	7.57	(0.22)
Return on average tangible common equity [1][2]	3.02	12.74	15.04	8.88	3.35	9.84	0.02
Efficiency ratio	57.87	50.59	47.83	54.64	60.99	52.71	57.16
Loans to deposits ratio	93.92	90.13	92.95	88.18	91.81	93.92	91.81
Noninterest expense to average assets [2]	2.23	1.93	1.92	2.10	2.10	2.04	2.19
Green Bancorp Capital Ratios:							
Average shareholders' equity to average total assets	11.1%	11.1%	10.9%	10.8%	10.8%	11.0%	11.2 %
Tier 1 capital to average assets (leverage)	9.5	9.5	9.3	9.1	9.1	9.5	9.1
Common equity tier 1 capital	10.5	10.6	10.1	10.0	9.7	10.5	9.7
Tier 1 capital to risk-weighted assets	10.9	11.0	10.5	10.4	10.1	10.9	10.1
Total capital to risk-weighted assets	12.7	12.9	12.4	12.3	11.8	12.7	11.8
Tangible common equity to tangible assets [1]	8.9	9.1	8.7	8.6	8.5	8.9	8.5
Green Bank Capital Ratios:							
Tier 1 capital to average assets (leverage)	10.1%	10.1%	9.6%	9.1%	9.0%	10.1%	9.0 %
Common equity tier 1 capital	11.6	11.8	10.9	10.4	10.0	11.6	10.0
Tier 1 capital to risk-weighted assets	11.6	11.8	10.9	10.4	10.0	11.6	10.0
Total capital to risk-weighted assets	12.4	12.6	11.7	11.2	10.8	12.4	10.8

[1] Refer to "Notes to Financial Highlights" at the end of this Earnings Release for a reconciliation of this non-GAAP financial measure.

[2] Annualized ratio.

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

	For the Quarter Ended								
	December 31, 2017			September 30, 2017			December 31, 2016		
	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate
	(Dollars in thousands)								
Assets									
Interest-Earning Assets:									
Loans	$ 3,082,005	$ 39,870	5.13%	$ 3,071,039	$ 39,549	5.11%	$ 3,077,242	$ 36,469	4.71%
Securities	713,137	4,446	2.47	712,431	4,337	2.42	316,223	1,151	1.45
Other investments	23,359	241	4.09	26,009	221	3.37	18,627	184	3.93
Interest earning deposits in financial institutions and federal funds sold	197,454	671	1.35	134,868	432	1.27	356,367	522	0.58
Total interest-earning assets	4,015,955	45,228	4.47%	3,944,347	44,539	4.48%	3,768,459	38,326	4.05%
Allowance for loan losses	(33,708)			(32,395)			(34,994)		
Noninterest-earning assets	221,858			219,754			240,779		
Total assets	$ 4,204,105			$ 4,131,706			$ 3,974,244		
Liabilities and Shareholders' Equity									
Interest-bearing liabilities:									
Interest-bearing demand and savings deposits	$ 1,387,873	$ 2,588	0.74%	$ 1,349,701	$ 2,502	0.74%	$ 1,330,734	$ 1,750	0.52%
Certificates and other time deposits	1,290,277	4,017	1.24	1,343,732	4,042	1.19	1,382,930	3,766	1.08
Securities sold under agreements to repurchase	5,153	2	0.15	5,943	2	0.13	3,469	—	—
Other borrowed funds	237,989	736	1.23	227,936	655	1.14	150,000	170	0.45
Subordinated debentures and subordinated notes	47,673	1,065	8.86	47,531	1,059	8.84	22,400	456	8.10
Total interest-bearing liabilities	2,968,965	8,408	1.12%	2,974,843	8,260	1.10%	2,889,533	6,142	0.85%
Noninterest-bearing liabilities:									
Noninterest-bearing demand deposits	745,707			679,851			636,218		
Other liabilities	23,574			19,709			20,943		
Total liabilities	3,738,246			3,674,403			3,546,694		
Shareholders' equity	465,859			457,303			427,550		
Total liabilities and shareholders' equity	$ 4,204,105			$ 4,131,706			$ 3,974,244		
Net interest rate spread			3.35%			3.38%			3.20%
Net interest income and margin[1]		$ 36,820	3.64%		$ 36,279	3.65%		$ 32,184	3.40%

[1]   Net interest margin is equal to net interest income divided by interest-earning assets.

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

	2017			2016		
	Average Outstanding Balance	**Interest Earned/ Interest Paid**	**Average Yield/ Rate**	**Average Outstanding Balance**	**Interest Earned/ Interest Paid**	**Average Yield/ Rate**
	(Dollars in thousands)					
Assets						
Interest-Earning Assets:						
Loans	$ 3,065,360	$ 154,266	5.03%	$ 3,137,994	$ 149,422	4.76%
Securities	669,588	15,294	2.28	286,299	4,209	1.47
Other investments	22,823	847	3.71	21,052	761	3.61
Interest earning deposits in financial institutions and federal funds sold	160,810	1,843	1.15	211,950	1,152	0.54
Total interest-earning assets	3,918,581	172,250	4.40%	3,657,295	155,544	4.25%
Allowance for loan losses	(31,471)			(39,417)		
Noninterest-earning assets	225,674			242,930		
Total assets	$ 4,112,784			$ 3,860,808		
Liabilities and Shareholders' Equity						
Interest-bearing liabilities:						
Interest-bearing demand and savings deposits	$ 1,370,503	$ 9,298	0.68%	$ 1,201,198	$ 5,749	0.48%
Certificates and other time deposits	1,317,180	15,452	1.17	1,389,834	14,022	1.01
Securities sold under agreements to repurchase	4,770	7	0.15	3,605	4	0.11
Other borrowed funds	211,407	2,230	1.05	186,453	959	0.51
Subordinated debentures	47,533	4,216	8.87	15,623	1,182	7.57
Total interest-bearing liabilities	2,951,393	31,203	1.06%	2,796,713	21,916	0.78%
Noninterest-bearing liabilities:						
Noninterest-bearing demand deposits	690,786			611,388		
Other liabilities	19,458			18,784		
Total liabilities	3,661,637			3,426,885		
Shareholders' equity	451,147			433,923		
Total liabilities and shareholders' equity	$ 4,112,784			$ 3,860,808		
Net interest rate spread			3.34%			3.47%
Net interest income and margin[1]		$ 141,047	3.60%		$ 133,628	3.65%

[1] Net interest margin is equal to net interest income divided by interest-earning assets.

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

Yield Trend

	For the Quarter Ended				
	Dec 31, 2017	**Sep 30, 2017**	**Jun 30, 2017**	**Mar 31, 2017**	**Dec 31, 2016**
Average yield on interest-earning assets:					
Loans, including fees	5.13%	5.11%	5.02%	4.86%	4.71%
Securities	2.47	2.42	2.32	1.83	1.45
Other investments	4.09	3.37	3.45	4.03	3.93
Interest-earning deposits in financial institutions and federal funds sold	1.35	1.27	1.06	0.89	0.58
Total interest-earning assets	4.47%	4.48%	4.42%	4.21%	4.05%
Average rate on interest-bearing liabilities:					
Interest-bearing transaction and savings	0.74%	0.74%	0.66%	0.58%	0.52%
Certificates and other time deposits	1.24	1.19	1.16	1.10	1.08
Other borrowed funds	1.20	1.11	1.01	0.70	0.44
Subordinated debentures	8.86	8.84	8.90	8.88	8.10
Total interest-bearing liabilities	1.12%	1.10%	1.04%	0.96%	0.85%
Net interest rate spread	3.35%	3.38%	3.38%	3.25%	3.20%
Net interest margin[1]	3.64%	3.65%	3.63%	3.47%	3.40%

[1] Net interest margin is equal to net interest income divided by interest-earning assets.

Supplemental Yield Trend

	For the Quarter Ended				
	Dec 31, 2017	**Sep 30, 2017**	**Jun 30, 2017**	**Mar 31, 2017**	**Dec 31, 2016**
Average yield on loans, excluding fees and discounts[2]	4.74%	4.69%	4.59%	4.42%	4.29%
Average cost of interest-bearing deposits	0.98	0.96	0.90	0.84	0.81
Average cost of total deposits, including noninterest-bearing	0.77	0.77	0.72	0.68	0.66

[2] Average yield on loans, excluding fees and discounts, is equal to loan interest income divided by average loan principal.

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

Portfolio Composition

	Dec 31, 2017		Sep 30, 2017		Jun 30, 2017		Mar 31, 2017		Dec 31, 2016	
	(Dollars in thousands)									
Period End Balances										
Commercial & industrial	$1,286,496	40.3%	$1,148,850	37.4%	$1,144,332	36.6%	$1,012,982	33.6%	$1,053,925	34.0%
Real Estate:										
Owner occupied commercial	415,230	13.0	408,398	13.3	407,317	13.0	415,595	13.8	394,210	12.7
Commercial	1,067,779	33.5	1,068,742	34.8	1,109,237	35.5	1,129,031	37.5	1,143,751	36.9
Construction, land & land development	164,952	5.2	193,856	6.3	201,992	6.5	201,946	6.7	249,704	8.1
Residential mortgage	238,580	7.5	235,089	7.7	239,834	7.7	241,839	8.0	245,191	7.9
Consumer and Other	17,448	0.5	16,826	0.5	20,643	0.7	10,882	0.4	11,439	0.4
Total loans held for investment	$3,190,485	100.0%	$3,071,761	100.0%	$3,123,355	100.0%	$3,012,275	100.0%	$3,098,220	100.0%
Deposits:										
Noninterest-bearing	$ 803,210	23.6%	$ 684,329	20.1%	$ 683,656	20.3%	$ 705,480	20.7%	$ 650,064	19.3%
Interest-bearing transaction	200,769	5.9	201,860	5.9	207,106	6.2	208,213	6.1	168,994	5.0
Money market	1,041,954	30.7	1,085,433	31.9	1,016,453	30.3	1,089,699	31.9	1,084,350	32.1
Savings	88,878	2.6	96,221	2.8	100,748	3.0	107,076	3.1	105,843	3.1
Certificates and other time deposits	1,262,332	37.2	1,340,410	39.3	1,352,459	40.2	1,305,670	38.2	1,365,449	40.5
Total deposits	$3,397,143	100.0%	$3,408,253	100.0%	$3,360,422	100.0%	$3,416,138	100.0%	$3,374,700	100.0%
Loan to Deposit Ratio	93.9%		90.1%		92.9%		88.2%		91.8%	

Green Bancorp, Inc.
Financial Highlights
(Unaudited)

Asset Quality

	As of and for the Quarter Ended					For the Twelve Months Ended	
	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Dec 31, 2017	Dec 31, 2016
	(Dollars in thousands)						
Nonperforming Assets:							
Nonaccrual loans	$ 47,892	$ 43,656	$ 43,257	$ 59,338	$ 66,673	$ 47,892	$ 66,673
Accruing loans 90 or more days past due	375	4,828	2,651	5,500	1,169	375	1,169
Restructured loans—nonaccrual	9,446	10,555	19,362	10,276	10,133	9,446	10,133
Restructured loans—accrual	13,093	18,251	7,637	11,068	16,518	13,093	16,518
Total nonperforming loans held for investment	70,806	77,290	72,907	86,182	94,493	70,806	94,493
Nonperforming loans held for sale	—	14,552	1,700	—	6,598	—	6,598
Real estate acquired through foreclosure	802	802	921	1,356	5,220	802	5,220
Total nonperforming assets	$ 71,608	$92,644	$75,528	$87,538	$106,311	$ 71,608	$106,311
Charge-offs:							
Commercial and industrial	$ (6,447)	$ (840)	$ (466)	$ (1,312)	$ (17,378)	$ (9,065)	$ (68,383)
Owner occupied commercial real estate	(126)	—	(961)	—	(250)	(1,087)	(1,405)
Commercial real estate	—	—	—	—	—	—	(492)
Construction, land & land development	—	—	—	(95)	(1,631)	(95)	(1,631)
Residential mortgage	(19)	—	—	—	(30)	(19)	(548)
Other consumer	(112)	(10)	(126)	(8)	(15)	(256)	(126)
Total charge-offs	(6,704)	(850)	(1,553)	(1,415)	(19,304)	(10,522)	(72,585)
Recoveries:							
Commercial and industrial	$ 6	$ 12	$ 73	$ 585	$ 206	$ 676	$ 1,000
Owner occupied commercial real estate	—	—	—	4	—	4	17
Commercial real estate	1	4	3	—	—	8	—
Construction, land & land development	2	1	—	74	5	77	84
Residential mortgage	27	21	16	57	33	121	155
Other consumer	3	1	6	122	13	132	46
Total recoveries	39	39	98	842	257	1,018	1,302
Net (charge-offs) recoveries	$ (6,665)	$ (811)	$ (1,455)	$ (573)	$ (19,047)	$ (9,504)	$ (71,283)
Allowance for loan losses at end of period	$ 31,220	$ 33,480	$ 31,991	$ 31,936	$ 26,364	$ 31,220	$ 26,364
Asset Quality Ratios:							
Nonperforming assets to total assets	1.68%	2.23%	1.80%	2.15%	2.64%	1.68%	2.64%
Nonperforming loans to total loans held for investment	2.22	2.52	2.33	2.86	3.05	2.22	3.05
Total classified assets to total regulatory capital	28.61	32.21	28.70	38.00	39.09	28.61	39.09
Allowance for loan losses to total loans held for investment	0.98	1.09	1.02	1.06	0.85	0.98	0.85
Net charge-offs (recoveries) to average loans outstanding	0.22	0.03	0.05	0.02	0.63	0.31	2.28

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

We identify certain financial measures discussed in this release as being "non-GAAP financial measures." In accordance with the SEC's rules, we classify a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles as in effect from time to time in the United States in our statements of income, balance sheet or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios or statistical measures calculated using exclusively either financial measures calculated in accordance with GAAP, operating measures or other measures that are not non-GAAP financial measures or both.

The non-GAAP financial measures that we discuss in this release should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which we calculate the non-GAAP financial measures that we discuss in this release may differ from that of other companies reporting measures with similar names. You should understand how such other banking organizations calculate their financial measures similar or with names similar to the non-GAAP financial measures we have discussed in this release when comparing such non-GAAP financial measures.

Tangible Book Value Per Common Share. Tangible book value is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. We calculate: (a) tangible common equity as shareholders' equity less goodwill and core deposit intangibles, net of accumulated amortization; and (b) tangible book value per common share as tangible common equity (as described in clause (a)) divided by shares of common stock outstanding. For tangible book value, the most directly comparable financial measure calculated in accordance with GAAP is our book value.

We believe that this measure is important to many investors in the marketplace who are interested in changes from period to period in book value per common share exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing total book value while not increasing our tangible book value.

The following table reconciles, as of the dates set forth below, total shareholders' equity to tangible common equity and presents our tangible book value per common share compared with our book value per common share:

	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016
	(Dollars in thousands, except per share data)				
Tangible Common Equity					
Total shareholders' equity	$ 463,795	$ 462,311	$ 451,741	$ 437,288	$ 430,482
Adjustments:					
Goodwill	85,291	85,291	85,291	85,291	85,291
Core deposit intangibles	8,503	8,835	9,215	9,595	9,975
Tangible common equity	$ 370,001	$ 368,185	$ 357,235	$ 342,402	$ 335,216
Common shares outstanding[1]	37,103	37,096	37,035	37,015	36,988
Book value per common share[1]	$ 12.50	$ 12.46	$ 12.20	$ 11.81	$ 11.64
Tangible book value per common share[1]	$ 9.97	$ 9.93	$ 9.65	$ 9.25	$ 9.06

[1] Excludes the dilutive effect of common stock issuable upon exercise of outstanding stock options. The number of exercisable options outstanding was 754,110 as of Dec 31, 2017; 467,257 as of Sep 30, 2017; 465,281 as of Jun 30, 2017; 472,653 as of Mar 31, 2017; and 493,241 as of Dec 31, 2016.

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

Tangible Common Equity to Tangible Assets. Tangible common equity to tangible assets is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. We calculate: (a) tangible common equity as shareholders' equity less goodwill and core deposit intangibles, net of accumulated amortization; (b) tangible assets as total assets less goodwill and core deposit intangibles, net of accumulated amortization; and (c) tangible common equity to tangible assets as tangible common equity (as described in clause (a)) divided by tangible assets (as described in clause (b)). For common equity to tangible assets, the most directly comparable financial measure calculated in accordance with GAAP is total shareholders' equity to total assets.

We believe that this measure is important to many investors in the marketplace who are interested in the relative changes from period to period in common equity and total assets, each exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing both total shareholders' equity and assets while not increasing our tangible common equity or tangible assets.

The following table reconciles, as of the dates set forth below, total shareholders' equity to tangible common equity and total assets to tangible assets and presents our tangible common equity to tangible assets:

	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016
	(Dollars in thousands)				
Tangible Common Equity					
Total shareholders' equity	$ 463,795	$ 462,311	$ 451,741	$ 437,288	$ 430,482
Adjustments:					
Goodwill	85,291	85,291	85,291	85,291	85,291
Core deposit intangibles	8,503	8,835	9,215	9,595	9,975
Tangible common equity	$ 370,001	$ 368,185	$ 357,235	$ 342,402	$ 335,216
Tangible Assets					
Total assets	$ 4,261,916	$ 4,160,925	$ 4,185,697	$ 4,072,000	$ 4,024,822
Adjustments:					
Goodwill	85,291	85,291	85,291	85,291	85,291
Core deposit intangibles	8,503	8,835	9,215	9,595	9,975
Tangible assets	$ 4,168,122	$ 4,066,799	$ 4,091,191	$ 3,977,114	$ 3,929,556
Tangible Common Equity to Tangible Assets	8.88%	9.05%	8.73%	8.61%	8.53%

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

Return on Average Tangible Common Equity. Return on average tangible common equity is a non-GAAP measure generally used by financial analysts and investment bankers to evaluate financial institutions. We calculate: (a) average tangible common equity as average shareholders' equity less average goodwill and average core deposit intangibles, net of accumulated amortization; (b) net income less the effect of intangible assets as net income plus amortization of core deposit intangibles, net of taxes; and (c) return (as described in clause (a)) divided by average tangible common equity (as described in clause (b)). For return on average tangible common equity, the most directly comparable financial measure calculated in accordance with GAAP is return on average equity.

We believe that this measure is important to many investors in the marketplace who are interested in the return on common equity, exclusive of the impact of intangible assets. Goodwill and other intangible assets, including core deposit intangibles, have the effect of increasing total shareholders' equity, while not increasing our tangible common equity. This measure is particularly relevant to acquisitive institutions who may have higher balances in goodwill and other intangible assets than non-acquisitive institutions.

The following table reconciles, as of the dates set forth below, average tangible common equity to average common equity and net income excluding amortization of core deposit intangibles, net of tax to net income and presents our return on average tangible common equity:

	As of and for the Quarter Ended					For the Twelve Months Ended	
	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Dec 31, 2017	Dec 31, 2016
	(Dollars in thousands)						
Net income (loss) adjusted for amortization of core deposit intangibles							
Net income (loss)	$ 2,619	$ 11,407	$ 12,898	$ 7,212	$ 2,544	$ 34,136	$ (972)
Adjustments:							
Plus: Amortization of core deposit intangibles	330	380	380	380	382	1,472	1,587
Less: Tax benefit at the statutory rate	116	133	133	133	134	515	555
Net income (loss) adjusted for amortization of core deposit intangibles	$ 2,833	$ 11,654	$ 13,145	$ 7,459	$ 2,792	$ 35,093	$ 60
Average Tangible Common Equity							
Total average shareholders' equity	$ 465,859	$ 457,303	$ 445,334	$ 435,695	$ 427,550	$ 451,147	$ 433,923
Adjustments:							
Average goodwill	85,291	85,291	85,291	85,291	85,291	85,291	85,291
Average core deposit intangibles	8,661	9,065	9,461	9,844	10,223	9,254	10,818
Average tangible common equity	$ 371,907	$ 362,947	$ 350,582	$ 340,560	$ 332,036	$ 356,602	$ 337,814
Return on Average Tangible Common Equity (Annualized)	3.02%	12.74%	15.04%	8.88%	3.35%	9.84%	0.02%

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

Allowance for Loan Losses less Allowance for Loan Losses on Acquired Loans to Total Loans Held for Investment excluding Acquired Loans. The allowance for loan losses less allowance for loan losses on acquired loans to total loans held for investment excluding acquired loans is a non-GAAP measure used by management to evaluate the Company's financial condition. Due to the application of purchase accounting, we use this non-GAAP ratio that excludes that impact of these items to evaluate our allowance for loan losses to total loans held for investment. We calculate: (a) total allowance for loan losses less allowance for loan losses on acquired loans as allowance for loan losses less the allowance for loan losses on acquired loans; (b) total loans held for investment excluding acquired loans as total loans held for investment less the carrying value of acquired loans accounted for under ASC topics 310-20 and 310-30; and (c) allowance for loan losses less allowance for loan losses on acquired loans to total loans held for investment excluding acquired loans as the allowance for loan losses less allowance for loan losses on acquired loans (as calculated in clause (a)) divided by total loans held for investment excluding acquired loans (as calculated in clause (b)). For allowance for loan losses less allowance for loan losses on acquired loans to total loans held for investment excluding acquired loans, the most directly comparable financial measure calculated in accordance with GAAP is allowance for loan losses to total loans held for investment.

We believe that this measure is important to many investors in the marketplace who are interested in the relative changes from period to period in the allowance for loan losses less allowance for loan losses on acquired loans to total loans held for investment excluding acquired loans. The acquired loans may have a premium or discount associated with them that includes a potential credit loss component with similar characteristics to the allowance for loan losses. This measure reports the allowance for loan loss coverage to only those loans not accounted for pursuant to ASC topics 310-20 and 310-30 which may assist the investor in evaluating the allowance coverage of loans excluding acquired loans.

The following table reconciles, as of the dates set forth below, allowance for loan losses less allowance for loan losses on acquired loans to total loans held for investment excluding acquired loans:

	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016
			(Dollars in thousands)		
Allowance for loan losses less allowance for loan losses on acquired loans					
Allowance for loan losses	$ 31,220	$ 33,480	$ 31,991	$ 31,936	$ 26,364
Less: Allowance for loan losses on acquired loans	1,242	1,326	1,462	2,825	2,509
Total allowance for loan losses less allowance for loan losses on acquired loans	$ 29,978	$ 32,154	$ 30,529	$ 29,111	$ 23,855
Total loans held for investment excluding acquired loans					
Total loans held for investment	$ 3,190,485	$ 3,071,761	$ 3,123,355	$ 3,012,275	$ 3,098,220
Less: Carrying value of acquired loans accounted for under ASC Topics 310-20 and 310-30	513,994	586,522	646,601	730,064	796,292
Total loans held for investment excluding acquired loans	$ 2,676,491	$ 2,485,239	$ 2,476,754	$ 2,282,211	$ 2,301,928
Allowance for loan losses less allowance for loan losses on acquired loans to total loans held for investment excluding acquired loans	1.12%	1.29%	1.23%	1.28%	1.04%

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

Allowance for Loan Losses plus Acquired Loan Net Discount to Total Loans Held for Investment adjusted for Acquired Loan Net Discount. Allowance for loan losses plus acquired loan net discount to total loans held of investment adjusted for acquired loan net discount is a non-GAAP measure used by management to evaluate the Company's financial condition. We calculate: (a) allowance for loan losses plus acquired loan net discount as allowance for loan losses plus acquired loan net discount, net of accumulated amortization; (b) total loans held for investment adjusted for acquired loan net discount as total loans held for investment plus acquired loan net discount, net of accumulated amortization; and (c) allowance for loan losses plus acquired loan net discount to total loans held for investment adjusted for acquired loan net discount as allowance for loan losses plus acquired loan net discount (as calculated in clause (a)) divided by total loans held for investment adjusted for acquired loan net discount (as calculated in clause (b)). For allowance for loan losses to total loans excluding acquired loans, the most directly comparable financial measure calculated in accordance with GAAP is allowance for loan losses to total loans.

We believe that this measure is important to many investors in the marketplace who are interested in the relative changes from period to period in the allowance for loan losses plus the acquired loan net discount to total loans held for investment adjusted for the acquired loan net discount. This measure reports the combined allowance for loan loss and acquired loan net discount (or premium) as a percentage of loans held for investment inclusive of the acquired loan net discount (or premium) which may assist the investor in evaluating allowance coverage on loans inclusive of additional discount or premium resulting from purchase accounting adjustments.

The following table reconciles, as of the dates set forth below, allowance for loan losses plus acquired loans net discount to total loans adjusted for acquired loan net discount:

	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016
	(Dollars in thousands)				
Allowance for loan losses plus acquired loan net discount					
Allowance for loan losses at end of period	$ 31,220	$ 33,480	$ 31,991	$ 31,936	$ 26,364
Plus: Net discount on acquired loans	4,371	5,112	6,240	7,314	9,937
Total allowance plus acquired loan net discount	$ 35,591	$ 38,592	$ 38,231	$ 39,250	$ 36,301
Total loans held for investment adjusted for acquired loan net discount					
Total loans held for investment	$ 3,190,485	$ 3,071,761	$ 3,123,355	$ 3,012,275	$ 3,098,220
Plus: Net discount on acquired loans	4,371	5,112	6,240	7,314	9,937
Total loans held for investment adjusted for acquired loan net discount	$ 3,194,856	$ 3,076,873	$ 3,129,595	$ 3,019,589	$ 3,108,157
Allowance for loan losses plus acquired loan net discount loans to total loans held for investment adjusted for acquired loan net discount	1.11%	1.25%	1.22%	1.30%	1.17%

Green Bancorp, Inc.
Notes to Financial Highlights
(Unaudited)

Pre-tax, Pre-provision Operating Return on Average Assets. Pre-tax, pre-provision operating return on average assets is a non-GAAP measure used by management to evaluate the Company's financial performance. We calculate: (a) pre-tax, pre-provision operating return as net income (loss) plus provision (benefit) for income taxes, plus provision for loan losses, plus loss (gain) on sale of securities available-for-sale, net, plus loss (gain) on held for sale loans, net, plus stock based compensation expense for performance option vesting and (b) return (as described in clause (a)) divided by total average assets. For pre-tax, pre-provision operating return, the most directly comparable financial measure calculated in accordance with GAAP is net income and for pre-tax, pre-provision operating return on average assets is return on average assets.

We believe that this measure is important to many investors in the marketplace who are interested in understanding the operating performance of the company before provision for loan losses, which can vary from quarter to quarter, and income taxes.

The following table reconciles, as of the dates set forth below, pre-tax, pre-provision operating return on average assets:

	For the Quarter Ended					For the Twelve Months Ended	
	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Dec 31, 2017	Dec 31, 2016
	(Dollars in thousands)						
Pre-Tax, Pre-Provision Operating Return							
Net Income (loss)	$ 2,619	$ 11,407	$ 12,898	$ 7,212	$ 2,544	$ 34,136	$ (972)
Plus: Provision (benefit) for income taxes	10,142	5,895	6,985	3,942	1,355	26,964	(402)
Plus: Provision for loan losses	4,405	2,300	1,510	6,145	9,500	14,360	64,700
Plus: Loss (gain) on sale of securities available-for-sale, net	—	332	(294)	—	—	38	—
Plus: Loss (gain) on held for sale loans, net	1,098	1,294	222	138	1,445	2,308	1,404
Plus: Stock based compensation expense for performance option vesting	3,051	—	—	—	—	3,051	—
Total pre-tax, pre-provision operating return	$ 21,315	$ 21,228	$ 21,321	$ 17,437	$ 14,844	$ 80,857	$ 64,730
Total Average Assets	$ 4,204,105	$ 4,131,706	$ 4,096,386	$ 4,016,744	$ 3,974,244	$ 4,112,784	$ 3,860,808
Pre-Tax, Pre-Provision Operating Return on Average Assets (Annualized)	2.01%	2.04%	2.09%	1.76%	1.49%	1.97%	1.68%